Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

TORONTO, August 14, 2019 – Thomson Reuters Corporation (TSX / NYSE: TRI) today announced that it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB).

Under the renewed NCIB, up to 25 million common shares (representing approximately 5% of the company’s total outstanding shares) may be repurchased between August 19, 2019 and August 18, 2020.

For its NCIB that began on May 30, 2018 and expired on May 29, 2019, Thomson Reuters previously received approval from the TSX to repurchase up to 32,230,450 common shares (which reflects the company’s share consolidation in November 2018). Of this amount, Thomson Reuters repurchased approximately 24.9 million common shares for a total cost of approximately US$1.22 billion, representing an average price of US$49.24 per share. Thomson Reuters repurchased the common shares through the facilities of the TSX, the New York Stock Exchange (NYSE) and other alternative trading systems through its broker.

Under the renewed NCIB, shares may be repurchased in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 126,517 shares, which represents 25% of the average daily trading volume on the TSX of 506,069 for the six months ended July 31, 2019 (net of repurchases made by the company during that time period). On July 31, 2019, there were 501,157,261 Thomson Reuters common shares outstanding. Any shares that are repurchased will be cancelled.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com